UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F ☑  Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________

November 15, 2005 - Toronto

PEACE ARCH FACTUAL SUBSIDIARY THE EYES
UPDATES ON RECENT TELEVISION DEVELOPMENTS

Peace Arch Entertainment Group Inc. (AMEX: PAE; TSX: PAE.LV), coming off its best feature film market ever, today announced a number of new, material developments at its factual television subsidiary The Eyes Project Development Corp. (www.theeyes.ca):

▪
Reality TV has made a multi-season purchase of the Company’s television series “Campus Vets” (www.campusvets.com) for the U.K. and Asia Pacific markets. Portfolio Entertainment of Toronto facilitated the sale on behalf of The Eyes.

▪
Films Media Group (), a subsidiary of Primedia (NYSE: PRM), signed a seven-year DVD and VHS distribution agreement for the Company’s award-winning documentaries “Prisoners of Age,” which was recently named ‘Best Arts Documentary’ at the Columbus (Ohio) Film and Television Festival, and “It’s a Mall World,” originally produced for TLC.

▪
The Company has delivered the eagerly awaited second season of the popular home-makeover television series “Love it or Lose it!” (www.loveitorloseit.ca), which will begin airing across Canada in primetime starting January 2006 on HGTV. The Company will distribute the series globally through its Peace Arch Television unit.

▪
The second installment in The Eyes’ Fantasy Lands series - “Fantasy Lands Asia” - has been delivered. The documentary, which examines the latest trends in theme parks throughout the Far East, has been licensed in Canada to CTV Travel and will be distributed worldwide by Thunderbird Films of Vancouver. “Fantasy Lands America” kicked off the series in 2002 and “Fantasy Lands Europe” is expected to follow in 2006.

Blair Reekie, President of The Eyes, stated: “After 25 years of continuous operation, we are pleased to report continued growth, expanded sales and consistent critical acclaim for our productions at The Eyes. We look forward to playing a vital role in Peace Arch’s on-going expansion of its motion picture and television operations.”

Peace Arch President John Flock, commented: “Alongside our feature film production and sales divisions, The Eyes plays a critical role in our strategy of providing distributors with a wide variety of high quality motion picture and television content for exploitation across all media and platforms. We congratulate Blair and his entire team on their critical and commercial success and expect they will play a key part in the anticipated expansion of our television production and sales operations.”

This press release includes statements that may constitute forward-looking statements, usually containing the words “believe,” “estimate,” ”project,” “expect,” or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company’s products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company’s periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Contacts:
Nicole Spracklin Peace Arch Entertainment Group Inc. (416) 487-0377 ext. 237 nspracklin@peacearch.com	Robert Rinderman Jaffoni & Collins Incorporated (212) 835-8500 PAE@jcir.com # # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	November 15, 2005	By	“Mara Di Pasquale”
(Signature)*
Mara Di Pasquale, Chief Financial Officer
*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS
A.	Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

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Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

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D.	Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

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